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Hanson Li · 2nd

Founder and Managing Partner at Salt Partners Group

San Francisco, California, United States · 500+ connections ·

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 Salt Partners Group

 Stanford University Graduate School of...

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You and Hanson both know Jackie Chan and Benjamin James Lozano

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Experience



Founder and Managing Partner
Salt Partners Group
Jan 2014 – Present · 7 yrs
San Francisco Bay Area

Salt Partners Group is development and investment company focused on the food and beverage industry. We take an active role in creating and managing exceptional food concepts and companies. Our portfolio includes Crenn Dining Group (Atelier Crenn - Michelin 3-Star, Petit Crenn, Bar Crenn - Michelin 1-Star), Humphry Slocombe Ice Cream, LocoL, Saison, High-Proof (a SF based bar group that opened Horsefeather and Last Rites), and Brown Sugar Kitchen. We also manage Salt Capital, an investment fund.


Board Member

Center for Asian American Media

Nov 2014 – Present · 6 yrs 2 mos


Owner

Zebo

Sep 2001 – Present · 19 yrs 4 mos

Holding Company of Halcyon, a coffeehouse/bar concept in Austin and San Antonio and Stella Public House, a wood fired pizza and craft beer restaurant


Managing Director

The Hina Group

Aug 2004 – Apr 2014 · 9 yrs 9 mos

China focused merchant bank: investment banking + private equity investment. Helping companies raise capital from a global network of investors and advising on M&As. Investing in domestic high growth private Chinese companies, with a thesis on bringing world class resource in finance, operations, and governance and creating value leveraging ou …see more


Associate

Mercer Management Consulting

Jun 2003 – Sep 2003 · 4 mos


VP of Operations and Strategic Analysis

EqualFooting

Jan 2000 – Apr 2001 · 1 yr 4 mos

Built and managed operations for b2b emarketplace focused on small businesses in manufacturing and construction.


Business Manager

Capital One

Aug 1996 – Dec 1999 · 3 yrs 5 mos

My last position at Capital One was Business Manager at America One, a fully owned subsidiary in the consumer telecom sector. I was responsible for improving customer economics through cross-sells. I also worked on various customer value drivers including retention, risk, and inbound/outbound sales. Landmark project included developr …see more

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Education



Stanford University Graduate School of Business
MBA, MBA
2002 – 2004
Activities and Societies: Siebel Scholar; Arjay Miller Scholar; Co-chair of Academic Committee



Stanford University
Master's Degree, Sociology - Organizational Behavior
1995 – 1996



Stanford University
BA, Human Biology
1992 – 1996